EXHIBIT 99.2

MAGAL SECURITY SYSTEMS LTD.

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby appoint(s) Ilan Ovadia and Sarit Molcho, or either of them, attorneys or attorney of the undersigned, for and in the name(s) of the undersigned, with power of substitution and revocation in each to vote any and all ordinary shares, par value NIS 1.0 per share, of Magal Security Systems Ltd. (the “Company”), which the undersigned would be entitled to vote as fully as the undersigned could if personally present at the Extraordinary General Meeting of Shareholders of the Company to be held on Wednesday, August 12, 2010 at 10:00 a.m. (Israel time) at the registered office of the Company, 17 Altalef Street, Industrial Zone, Yehud 56100, Israel and at any adjournment or adjournments thereof, and hereby revoking any prior proxies to vote said shares, upon the following items of business more fully described in the notice of and proxy statement for such Extraordinary General Meeting (receipt of which is hereby acknowledged):

THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED AS SPECIFIED.  IN THE ABSENCE OF SUCH SPECIFICATION, THE SHARES REPRESENTED BY THIS PROXY CARD WILL BE VOTED AGAINST ITEMS 1A AND 1B AND FOR ITEM 2.

(Continued and to be signed on the reverse side)

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS OF

MAGAL SECURITY SYSTEMS LTD.

August 12, 2010

Please date, sign and mail
your proxy card in the
envelope provided as soon
as possible.

Please detach along perforated line and mail in the envelope provided.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “AGAINST” ITEMS 1A AND 1B AND “FOR” ITEM 2.
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.  PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

1A.
To terminate the service as directors of our Company of all members of the Board of Directors, including without limitation, Mr. Jacob Perry, Mr. Jacob Even-Ezra, Mr. Ze’ev Livne, Mr. Jacob Nuss and Mr. Barry Stiefel, but excluding Mr. Nathan Kirsh and the Company’s external directors, effective as of the close of the Extraordinary Meeting.

☐ FOR	☐ AGAINST	☐ ABSTAIN

1B.	Subject to the adoption of Item 1A, to appoint each of the following nominees as directors of our Company, effective as of the close of the Extraordinary Meeting.

NOMINEES:

	FOR	AGAINST	ABSTAIN

AVIHU BEN-NUN	☐	☐	☐

YOAV STERN	☐	☐	☐

ZIVI R. NEDIVI	☐	☐	☐

AMI AMIR	☐	☐	☐

ISRAEL (RELIK) SHAFIR	☐	☐	☐

2.
Subject to the rejection of Item 1A, to approve the terms of the private placement, which is intended to allow Mr. Nathan Kirsh to become a 25% or greater shareholder, and the terms of the rights offering, as described in the Proxy Statement for the Extraordinary General Meeting dated July 4, 2010.

☐ FOR	☐ AGAINST	☐ ABSTAIN

To change the address on your account, please check the box at right and indicate your new address in the address space above.  Please note that changes to the registered name(s) on the account may not be submitted via this method.  ☐

Signature of Shareholder ____________	Date _________	Signature of Shareholder______________	Date _________

Note:  Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such.  If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such.  If signer is a partnership, please sign in partnership name by authorized person.